Filed by Vector Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Vector Acquisition Corp. and Rocket Lab USA, Inc.

(Commission File No. 333-257440-01)

Rocket Lab USA SPACE IS OPEN FOR BUSINESS Investor Presentation August 2021 rocketlabusa.comRocket Lab USA SPACE IS OPEN FOR BUSINESS Investor Presentation August 2021 rocketlabusa.com

FROM THE FOUNDER Space has defined some of humanity’s greatest achievements, and it continues to shape our future. I’m motivated by the enormous impact we can have on Earth by making it easier to get to space and to use it as a platform for innovation, exploration, and infrastructure. We go to space to improve life on Earth.” Peter J. Beck Founder, CEO, Chief Engineer, Adjunct Professor 2 Rocket Lab USA FROM THE FOUNDER Space has defined some of humanity’s greatest achievements, and it continues to shape our future. I’m motivated by the enormous impact we can have on Earth by making it easier to get to space and to use it as a platform for innovation, exploration, and infrastructure. We go to space to improve life on Earth.” Peter J. Beck Founder, CEO, Chief Engineer, Adjunct Professor 2 Rocket Lab USA

DISCLAIMER AND FORWARD LOOKING STATEMENTS This presentation (this “Presentation”) was from the forward-looking statements in the owners of such trademarks, copyrights, represents Rocket Lab’s future operations Non-GAAP Financial Measures. The financial relevant documents filed or that will be filed prepared for informational purposes only this presentation, including but not limited logos and other intellectual property. Solely or financial conditions. Such information information and data contained in this with the SEC in connection with the proposed to assist interested parties in making their to: (i) the risk that the Transaction may not for convenience, trademarks and trade is subject to a wide variety of significant Presentation is unaudited and does not transaction as they become available because own evaluation of the proposed transaction be completed in a timely manner or at all, names referred to in this Presentation may business, economic and competitive risks conform to Regulation S-X promulgated they will contain important information about (the “Transaction”) between Vector which may adversely affect the price of appear with the ® or ™ symbols, but such and uncertainties, including but not limited under the Securities Act of 1933, as the proposed transaction. Investors and security Acquisition Corporation Inc. (“Vector”, “we”, Vector’s securities, (ii) the failure to satisfy references are not intended to indicate, to those set forth in the second paragraph amended. This Presentation also includes holders will be able to obtain free copies of the or “our”) and Rocket Lab USA, Inc. (“Rocket the conditions to the consummation of the in any way, that such names and logos above that could cause actual results to non-GAAP financial measures. Vector and registration statement, the proxy statement/ Lab”). This Presentation is for discussion Transaction, (iii) the occurrence aretrademarks or registered trademarks differ materially from those contained in the Rocket Lab believe that these non-GAAP prospectus and all other relevant documents purposes only and does not constitute an offer of any event, change or other circumstance of Vector. prospective financial information. measures of financial results provide useful filed or that will be filed with the SEC by Rocket to purchase nor a solicitation of an offer to sell that could give rise to the termination of the Accordingly, there can be no assurance information to management and investors Lab and Vector through the website maintained shares of Vector, Rocket Lab or any successor Agreement and Plan of Merger, (iv) the Use of Projections. Rocket Lab does not as a that the prospective results are indicative regarding certain financial and business by the SEC at www.sec.gov. entity of the Transaction, nor shall there be any effect of the announcement or pendency matter of course make public projections as to of the future performance of Vector or trends relating to Rocket Lab’s financial sale of securities in any jurisdiction in which of the Transaction on Rocket Lab’s business future results. Rocket Lab provided its internally- Rocket Lab or that actual results will not condition and results of operations. Rocket The documents filed by Vector with the SEC also such offer, solicitation, or sale would be unlawful relationships, operating results and business derived forecasts, prepared in the first quarter differ materially from those presented in the Lab’s management uses certain of these may be obtained free of charge upon written prior to registration or qualification under the generally, (v) risks that the Transaction of 2021, for each of the years in the seven-year prospective financial information. Some of non-GAAP measures to compare Rocket request to Vector Acquisition Corporation, One securities laws of any such jurisdiction. This disrupts current plans and operations of period ending December 31, 2027 to Vector for the assumptions upon which the projections Lab’s performance to that of prior periods Market Street, Steuart Tower, 23rd Floor, San Presentation is not intended to form the basis Rocket Lab, (vi) changes in the competitive use as a component of its overall evaluation of are based inevitably will not materialize for trend analyses and for budgeting and Francisco, CA 94105. The documents filed by of any investment decision by the recipient and highly regulated industries in which Rocket Lab. Such projected financial information and unanticipated events may occur that planning purposes. Not all of the information Rocket Lab with the SEC also may be obtained and does not constitute investment, tax or legal Rocket Lab plans to operate, variations in is included in this Presentation because it was could affect results. Therefore, actual results necessary for a quantitative reconciliation free of charge upon written request to Rocket advice. No representation, express or implied, operating performance across competitors, provided to Vector for its evaluation of the achieved during the periods covered by the of these forward-looking non-GAAP Lab USA, Inc., 3881 McGowen Street, Long Beach, is or will be given by Vector, Rocket Lab or their changes in laws and regulations affecting Transaction. Rocket Lab has not updated or projections may vary and may vary materially financial measures to the most directly CA 90808. respective affiliates and advisors as to the Rocket Lab’s business and changes in the reaffirmed any of these projections since the from the projected results. Inclusion of the comparable GAAP financial measures is accuracy or completeness of the combined capital structure, (vii) the ability date of they were provided to Vector and is not prospective financial information in this available without unreasonable efforts at Participants in the Solicitation. Rocket Lab, information contained herein, or any to implement business plans, forecasts and doing so by restating them in this Presentation. presentation should not be regarded as this time. Specifically, Rocket Lab does not Vector and their respective directors and other written or oral information made available other expectations after the completion Rocket Lab has not made any representations a representation by any person that the provide such quantitative reconciliation executive officers may be deemed to be in the course of an evaluation of the Transaction, and identify and realize or warranties regarding the accuracy, reliability, results contained in the prospective financial due to the inherent difficulty in forecasting participants in the solicitation of proxies from of the Transaction. additional opportunities, (viii) the risk appropriateness or completeness of the information are indicative of future results or and quantifying certain amounts that are Vector’s shareholders in connection with the of downturns in the commercial launch projections to anyone, including Vector. Neither will be achieved. necessary for such reconciliations, including proposed transaction. A list of the names of such This Presentation provided by Vector and Rocket services, satellite and spacecraft industry Rocket Lab’s board, officers, management nor net income (loss), accelerated depreciation directors, executive officers, other members of Lab may contain certain “forward-looking and (ix) other risk factors, including those any other representative of Rocket Lab has made This Presentation contains statistical data, and variations in effective tax rate. management, and employees, and information statements” within the meaning of the Private detailed in the section of the Form S-4 filed or makes any representation to any person estimates and forecasts that are based This Presentation relates to a proposed regarding their interests in the business Securities Litigation Reform Act of 1995, Section by Vector and Rocket Lab with the SEC in regarding Rocket Lab’s ultimate performance on independent industry publications or transaction between Rocket Lab and Vector This combination will be contained in Vector’s filings 27A of the Securities Act 1933, as amended, and connection with the Transaction titled Risk compared to the information contained in the other publicly available information. This Presentation does not constitute an offer to sell with the SEC, including Vector’s Quarterly Report Section 21E of the Securities Exchange Act of Factors . There can be no assurance that the projections, and none of them intends to or information involves many assumptions or exchange, or the solicitation of an offer to buy on Form 10-Q for the fiscal quarter ended March 1934, as amended, including statements future developments affecting Vector, Rocket undertakes any obligation to update or otherwise and limitations and you are cautioned not or exchange, any securities, nor shall there be 31, 2021, which was filed with the SEC on May regarding Vector’s, Rocket Lab’s on their Lab or any successor entity of the Transaction revise the projections to reflect circumstances to give undue weight to these estimates. any sale of securities in any jurisdiction in which 24, 2021, and such information and names of management teams’ expectations, hopes, will be those that we have anticipated. These existing after the date when made or to reflect We have not independently verified the such offer, sale or exchange would be unlawful Rocket Lab’s directors and executive officers beliefs, intentions or strategies regarding forward-looking statements involve a number of the occurrence of future events if any or all of accuracy or completeness of the data prior to registration or qualification under the is in the Registration Statement on Form S-4 the future. The words “anticipate”, “believe”, risks, uncertainties (some of which are beyond the assumptions underlying the projections are that has been contained in these industry securities laws of any such jurisdiction. Vector filed with the SEC by Rocket Lab and Vector on “continue”, “could”, “estimate”, “expect”, Vector’s or Rocket Lab’s control) or other shown to be in error. Accordingly, the projections publications and other publicly available and Rocket Lab filed a registration statement on July 13, 2021. Additional information regarding “intends”, “may”, “might”, “plan”, “possible”, assumptions that may cause actual should not be looked upon as “guidance” of any information. Accordingly, none of Vector, Form S-4 with the U.S. Securities and Exchange the interests of such potential participants “potential”, “predict”, “project”, “should”, results or performance to be materially sort. Rocket Lab does not intend to refer back to Rocket Lab nor their respective affiliates Commission (the “SEC”), which includes a in the solicitation process are included in the “would” and similar expressions may different from those expressed or implied by these projections in its future periodic reports and advisors makes any representations as document that serves as a joint prospectus registration statement (and included in the identify forward-looking statements, but these forward-looking statements. Except filed under the Exchange Act. Neither to the accuracy or completeness of these and proxy statement, referred to as a proxy definitive proxy statement/prospectus) and the absence of these words does not mean as required by law, Vector and Rocket Lab Vector’s nor Rocket Lab’s independent public data. This Presentation contains references statement/prospectus. A proxy statement/ other relevant documents when they are filed that a statement is not forward-looking. are not undertaking any obligation to update accountants have examined, reviewed or to Rocket Lab’s achievements compared to prospectus will be sent to all Rocket Lab and with the SEC. These forward-looking statements are or revise any forward-looking statements compiled the forecasts or projections and, other companies, including being the first Vector shareholders. Rocket Lab and Vector based on Vector’s and Rocket Lab’s current whether as a result of new information, future accordingly, neither expresses an opinion to achieve certain milestones. All of such will also file other documents regarding the expectations and beliefs concerning future events or otherwise. All rights to the trademarks, or other form of assurance with respect references are based on the belief of Rocket proposed transaction with the SEC. Before developments and their potential effects on copyrights, logos and other intellectual property thereto. Furthermore none of Vector, Rocket Lab’s management based on publicly making any voting decision, investors and Vector, Rocket Lab or any successor entity listed herein belong to their respective owners Lab nor their respective management teams availableinformation known to Rocket Lab’s security holders of Rocket Lab and Vector of the Transaction. Many factors could cause and Vector’s or Rocket Lab’s use thereof does can give any assurance that the forecasts management. are urged to read the registration statement, actual future events to differ materially not imply an affiliation with, or endorsement by or projections contained herein accurately the proxy statement/prospectus and all other 3 Rocket Lab USA Proxy Statement: https://www.sec.gov/Archives/edgar/data/1819994/000119312521220660/d169841d424b3.htmDISCLAIMER AND FORWARD LOOKING STATEMENTS This presentation (this “Presentation”) was from the forward-looking statements in the owners of such trademarks, copyrights, represents Rocket Lab’s future operations Non-GAAP Financial Measures. The financial relevant documents filed or that will be filed prepared for informational purposes only this presentation, including but not limited logos and other intellectual property. Solely or financial conditions. Such information information and data contained in this with the SEC in connection with the proposed to assist interested parties in making their to: (i) the risk that the Transaction may not for convenience, trademarks and trade is subject to a wide variety of significant Presentation is unaudited and does not transaction as they become available because own evaluation of the proposed transaction be completed in a timely manner or at all, names referred to in this Presentation may business, economic and competitive risks conform to Regulation S-X promulgated they will contain important information about (the “Transaction”) between Vector which may adversely affect the price of appear with the ® or ™ symbols, but such and uncertainties, including but not limited under the Securities Act of 1933, as the proposed transaction. Investors and security Acquisition Corporation Inc. (“Vector”, “we”, Vector’s securities, (ii) the failure to satisfy references are not intended to indicate, to those set forth in the second paragraph amended. This Presentation also includes holders will be able to obtain free copies of the or “our”) and Rocket Lab USA, Inc. (“Rocket the conditions to the consummation of the in any way, that such names and logos above that could cause actual results to non-GAAP financial measures. Vector and registration statement, the proxy statement/ Lab”). This Presentation is for discussion Transaction, (iii) the occurrence aretrademarks or registered trademarks differ materially from those contained in the Rocket Lab believe that these non-GAAP prospectus and all other relevant documents purposes only and does not constitute an offer of any event, change or other circumstance of Vector. prospective financial information. measures of financial results provide useful filed or that will be filed with the SEC by Rocket to purchase nor a solicitation of an offer to sell that could give rise to the termination of the Accordingly, there can be no assurance information to management and investors Lab and Vector through the website maintained shares of Vector, Rocket Lab or any successor Agreement and Plan of Merger, (iv) the Use of Projections. Rocket Lab does not as a that the prospective results are indicative regarding certain financial and business by the SEC at www.sec.gov. entity of the Transaction, nor shall there be any effect of the announcement or pendency matter of course make public projections as to of the future performance of Vector or trends relating to Rocket Lab’s financial sale of securities in any jurisdiction in which of the Transaction on Rocket Lab’s business future results. Rocket Lab provided its internally- Rocket Lab or that actual results will not condition and results of operations. Rocket The documents filed by Vector with the SEC also such offer, solicitation, or sale would be unlawful relationships, operating results and business derived forecasts, prepared in the first quarter differ materially from those presented in the Lab’s management uses certain of these may be obtained free of charge upon written prior to registration or qualification under the generally, (v) risks that the Transaction of 2021, for each of the years in the seven-year prospective financial information. Some of non-GAAP measures to compare Rocket request to Vector Acquisition Corporation, One securities laws of any such jurisdiction. This disrupts current plans and operations of period ending December 31, 2027 to Vector for the assumptions upon which the projections Lab’s performance to that of prior periods Market Street, Steuart Tower, 23rd Floor, San Presentation is not intended to form the basis Rocket Lab, (vi) changes in the competitive use as a component of its overall evaluation of are based inevitably will not materialize for trend analyses and for budgeting and Francisco, CA 94105. The documents filed by of any investment decision by the recipient and highly regulated industries in which Rocket Lab. Such projected financial information and unanticipated events may occur that planning purposes. Not all of the information Rocket Lab with the SEC also may be obtained and does not constitute investment, tax or legal Rocket Lab plans to operate, variations in is included in this Presentation because it was could affect results. Therefore, actual results necessary for a quantitative reconciliation free of charge upon written request to Rocket advice. No representation, express or implied, operating performance across competitors, provided to Vector for its evaluation of the achieved during the periods covered by the of these forward-looking non-GAAP Lab USA, Inc., 3881 McGowen Street, Long Beach, is or will be given by Vector, Rocket Lab or their changes in laws and regulations affecting Transaction. Rocket Lab has not updated or projections may vary and may vary materially financial measures to the most directly CA 90808. respective affiliates and advisors as to the Rocket Lab’s business and changes in the reaffirmed any of these projections since the from the projected results. Inclusion of the comparable GAAP financial measures is accuracy or completeness of the combined capital structure, (vii) the ability date of they were provided to Vector and is not prospective financial information in this available without unreasonable efforts at Participants in the Solicitation. Rocket Lab, information contained herein, or any to implement business plans, forecasts and doing so by restating them in this Presentation. presentation should not be regarded as this time. Specifically, Rocket Lab does not Vector and their respective directors and other written or oral information made available other expectations after the completion Rocket Lab has not made any representations a representation by any person that the provide such quantitative reconciliation executive officers may be deemed to be in the course of an evaluation of the Transaction, and identify and realize or warranties regarding the accuracy, reliability, results contained in the prospective financial due to the inherent difficulty in forecasting participants in the solicitation of proxies from of the Transaction. additional opportunities, (viii) the risk appropriateness or completeness of the information are indicative of future results or and quantifying certain amounts that are Vector’s shareholders in connection with the of downturns in the commercial launch projections to anyone, including Vector. Neither will be achieved. necessary for such reconciliations, including proposed transaction. A list of the names of such This Presentation provided by Vector and Rocket services, satellite and spacecraft industry Rocket Lab’s board, officers, management nor net income (loss), accelerated depreciation directors, executive officers, other members of Lab may contain certain “forward-looking and (ix) other risk factors, including those any other representative of Rocket Lab has made This Presentation contains statistical data, and variations in effective tax rate. management, and employees, and information statements” within the meaning of the Private detailed in the section of the Form S-4 filed or makes any representation to any person estimates and forecasts that are based This Presentation relates to a proposed regarding their interests in the business Securities Litigation Reform Act of 1995, Section by Vector and Rocket Lab with the SEC in regarding Rocket Lab’s ultimate performance on independent industry publications or transaction between Rocket Lab and Vector This combination will be contained in Vector’s filings 27A of the Securities Act 1933, as amended, and connection with the Transaction titled Risk compared to the information contained in the other publicly available information. This Presentation does not constitute an offer to sell with the SEC, including Vector’s Quarterly Report Section 21E of the Securities Exchange Act of Factors . There can be no assurance that the projections, and none of them intends to or information involves many assumptions or exchange, or the solicitation of an offer to buy on Form 10-Q for the fiscal quarter ended March 1934, as amended, including statements future developments affecting Vector, Rocket undertakes any obligation to update or otherwise and limitations and you are cautioned not or exchange, any securities, nor shall there be 31, 2021, which was filed with the SEC on May regarding Vector’s, Rocket Lab’s on their Lab or any successor entity of the Transaction revise the projections to reflect circumstances to give undue weight to these estimates. any sale of securities in any jurisdiction in which 24, 2021, and such information and names of management teams’ expectations, hopes, will be those that we have anticipated. These existing after the date when made or to reflect We have not independently verified the such offer, sale or exchange would be unlawful Rocket Lab’s directors and executive officers beliefs, intentions or strategies regarding forward-looking statements involve a number of the occurrence of future events if any or all of accuracy or completeness of the data prior to registration or qualification under the is in the Registration Statement on Form S-4 the future. The words “anticipate”, “believe”, risks, uncertainties (some of which are beyond the assumptions underlying the projections are that has been contained in these industry securities laws of any such jurisdiction. Vector filed with the SEC by Rocket Lab and Vector on “continue”, “could”, “estimate”, “expect”, Vector’s or Rocket Lab’s control) or other shown to be in error. Accordingly, the projections publications and other publicly available and Rocket Lab filed a registration statement on July 13, 2021. Additional information regarding “intends”, “may”, “might”, “plan”, “possible”, assumptions that may cause actual should not be looked upon as “guidance” of any information. Accordingly, none of Vector, Form S-4 with the U.S. Securities and Exchange the interests of such potential participants “potential”, “predict”, “project”, “should”, results or performance to be materially sort. Rocket Lab does not intend to refer back to Rocket Lab nor their respective affiliates Commission (the “SEC”), which includes a in the solicitation process are included in the “would” and similar expressions may different from those expressed or implied by these projections in its future periodic reports and advisors makes any representations as document that serves as a joint prospectus registration statement (and included in the identify forward-looking statements, but these forward-looking statements. Except filed under the Exchange Act. Neither to the accuracy or completeness of these and proxy statement, referred to as a proxy definitive proxy statement/prospectus) and the absence of these words does not mean as required by law, Vector and Rocket Lab Vector’s nor Rocket Lab’s independent public data. This Presentation contains references statement/prospectus. A proxy statement/ other relevant documents when they are filed that a statement is not forward-looking. are not undertaking any obligation to update accountants have examined, reviewed or to Rocket Lab’s achievements compared to prospectus will be sent to all Rocket Lab and with the SEC. These forward-looking statements are or revise any forward-looking statements compiled the forecasts or projections and, other companies, including being the first Vector shareholders. Rocket Lab and Vector based on Vector’s and Rocket Lab’s current whether as a result of new information, future accordingly, neither expresses an opinion to achieve certain milestones. All of such will also file other documents regarding the expectations and beliefs concerning future events or otherwise. All rights to the trademarks, or other form of assurance with respect references are based on the belief of Rocket proposed transaction with the SEC. Before developments and their potential effects on copyrights, logos and other intellectual property thereto. Furthermore none of Vector, Rocket Lab’s management based on publicly making any voting decision, investors and Vector, Rocket Lab or any successor entity listed herein belong to their respective owners Lab nor their respective management teams availableinformation known to Rocket Lab’s security holders of Rocket Lab and Vector of the Transaction. Many factors could cause and Vector’s or Rocket Lab’s use thereof does can give any assurance that the forecasts management. are urged to read the registration statement, actual future events to differ materially not imply an affiliation with, or endorsement by or projections contained herein accurately the proxy statement/prospectus and all other 3 Rocket Lab USA Proxy Statement: https://www.sec.gov/Archives/edgar/data/1819994/000119312521220660/d169841d424b3.htm

TODAY'S PRESENTERS



Peter Beck
Founder, CEO, Chief Engineer



Adam Spice
Chief Financial Officer



Shaun O'Donnell
EVP – Global Operations



Lars Hoffman
SVP – Global Launch Services



Shaun D'Mello
VP - Launch



Ehson Mosleh
Chief Engineer – Space Systems



Richard French
Director – Business Development and Strategy Space Systems



David Ramazetti
Managing Director – Vector Capital

4 Rocket Lab USA

Vector Capital Overview OUR PEDIGREE Our Value Add for Rocket Lab Tech-only Investment Fund Executing Accretive Acquisitions $320M SPAC 25-Year Track Record Sales, Operations, Strategy HIGHLIGHTS $3B+ 40+ 100+ 39% Capital Under Investing and Operating Tech Companies Gross IRR Since Management Professionals Acquired Since 1997 Inception 5 Rocket Lab USA Vector Capital Overview OUR PEDIGREE Our Value Add for Rocket Lab Tech-only Investment Fund Executing Accretive Acquisitions $320M SPAC 25-Year Track Record Sales, Operations, Strategy HIGHLIGHTS $3B+ 40+ 100+ 39% Capital Under Investing and Operating Tech Companies Gross IRR Since Management Professionals Acquired Since 1997 Inception 5 Rocket Lab USA

CONTENTS SECTION SECTION SECTION SECTION SECTION 01 02 03 04 05 Rocket Lab Overview Launch Space Systems Vertical Integration Transaction Overview & Introduction & Financials 6 Rocket Lab USA CONTENTS SECTION SECTION SECTION SECTION SECTION 01 02 03 04 05 Rocket Lab Overview Launch Space Systems Vertical Integration Transaction Overview & Introduction & Financials 6 Rocket Lab USA

SECTION 01 ROCKET LAB OVERVIEW & Introduction 7 Rocket Lab USA Section 1

In the history of spaceflight, only two private companies have delivered regular and reliable access to orbit & 8 Rocket Lab USA Section 1In the history of spaceflight, only two private companies have delivered regular and reliable access to orbit & 8 Rocket Lab USA Section 1

ROCKET LAB
AT A GLANCE

A vertically integrated provider of small launch services, satellites and spacecraft components

DELIVERING END-TO-END SPACE SOLUTIONS

- Launch: Proven rocket delivering dedicated access to orbit for 3+ years
- Space Systems: Manufacturing satellites and best-in-class heritage spacecraft components
- Space Applications: Uniquely positioned to leverage launch and satellite capabilities and infrastructure to build and operate our own constellations

IN UNDER 6 YEARS

- **20** Launches to space
- **104** Satellites deployed to orbit
- **3** Launch pads[1]
- **2ND** Most frequently launched U.S. rocket
- **2** Mission control centers
- **8** Successful missions for USG customers
- **1** Strategic acquisition
- **2** Factories built
- **2** of our own satellites on orbit (+ more to come)
- **2** Recovered rockets
- **3** Interplanetary missions scheduled (Moon, Mars, Venus)
- **1** Awarded contract for Photon demo of propellant depot in orbit

1 Includes Pad B at Launch Complex-1 that is under construction and Wallops Island that may be used upon certification of our flight termination system software by NASA

9 Rocket Lab USA Section 1

ROCKET LAB IS WAY OUT IN FRONT

UNIQUELY COMPELLING INVESTMENT OPPORTUNITY IN A GENERATIONAL SPACE LEADER

LARGE, RAPIDLY GROWING MARKET	› Unprecedented commercial investment and government expenditures are driving rapid growth in the space economy › Market forecast to grow to $1.4T by 2030[1]
PIONEER WITH COMMANDING LEADERSHIP POSITION	› One of only two commercial companies delivering regular access to orbit › Strong first-mover advantage in small launch category
PROVEN BUSINESS EXECUTION	› 20 launches since 2017 with cadence increasing › Rocket Lab-built satellites and components on orbit › Extensive launch and development facilities across U.S. and NZ
EXPANDING SCOPE & SEIZING GROWTH OPPORTUNITIES	› Aggressive organic and inorganic expansion of Space Systems business › Awarded contracts for missions to Moon and Mars for NASA › Uniquely positioned to access expanding space applications TAM
SUCCESSFUL EXECUTIVE TEAM DRIVING INNOVATION	› Peter Beck is a visionary in the space industry, leading Rocket Lab to a series of industry-defining firsts › Adam Spice has public company CFO credentials and deep M&A experience › Motivated and passionate team of 592 employees


ELECTRON LIFT-OFF
LAUNCH COMPLEX 1




LAUNCH COMPLEX 1
MAHIA, NEW ZEALAND

10 Rocket Lab USA Section 1

1 Wall Street Research

$350B+ TAM FORECAST TO GROW TO $1.4T BY 2030[1]

UNIQUELY POSITIONED TO EXPLOIT A GROWING MARKET

1
LAUNCH

Electron & Neutron

TAM ~$10B[2]

- TAM growth driven by historic levels of demand for responsive small satellite launch and constellation deployments
- Small satellite constellations will account for ~83% of all satellites launched by 2028[3]

2
SPACE SYSTEMS

Photon

TAM ~$20B[2]

- Significant growth in small satellite mega constellations driven by demand for commercial Earth observation and telecom applications
- DoD focused on resiliency of space infrastructure and satellite constellation deployment and replenishment
- Increased focus from multiple governments on high value deep space planetary exploration and discovery missions

3
SPACE APPLICATIONS

TAM ~$320B[1]

- Market growth driven by demand for space-based connectivity, Earth observation (including synthetic aperture radar, electro-optical and RF) and other services
- Significant untapped potential for value-added services including data management & analytics to support end customer insights


PHOTON
ROCKET LAB PRODUCTION COMPLEX


ELECTRON LIFT OFF
LAUNCH COMPLEX 1



11 Rocket Lab USA Section 1

1 Wall Street Research 2 Allied Market Research 3 Bryce Reports

WORLD LEADING TECHNOLOGY

LARGE TECHNOLOGY MOAT

1ST
3D printed rocket engine

1ST
Electric-pump -fed rocket engine

1ST
Fully carbon composite launch vehicle

1ST
And private orbital launch site

ROCKET
that converts to a satellite on orbit

UNIQUE
Kick Stage enabling in-space transportation

ONLY
Reusable small launch vehicle

FIRST
Private interplanetary mission


ROCKET LAB
PRODUCTION COMPLEX
AUCKLAND, NEW ZEALAND


ELECTRON LIFT-OFF
LAUNCH COMPLEX 1, 2020


PHOTON ENCAPSULATION
LAUNCH COMPLEX 1, 2020

12 Rocket Lab USA Section 1

PROVEN TEAM

› LED BY INDUSTRY VETERANS

EXECUTIVE LEADERSHIP



Peter Beck
Founder, CEO, Chief Engineer
Adam Spice
Chief Financial Officer
Shaun O'Donnell
EVP – Global Operations
Lachlan Matchett
VP – Propulsion
Shaun D'Mello
VP – Launch
Lars Hoffman
SVP – Global Launch Services
Estelle Curd
Head of People & Culture (NZ)
Jennifer Jeffries
Director of People & Culture (US)
Ehson Mosleh
Space Systems Chief Engineer
Richard French, Director – Business Development & Strategy Space Systems
Shane Fleming, VP – Global Commercial Launch Services
Morgan Bailey
Director of Communications

SPACEX | NASA
Tyvak | JPL Jet Propulsion Laboratory California Institute of Technology
intel | Sinclair Interplanetary
Department of the Air Force | BROADCOM

13 Rocket Lab USA Section 1

OUR EXECUTION HISTORY

WE DO WHAT WE SAY WE WILL DO

LAUNCH 6 YEARS

- **2014** 1st venture capital raised
- NZ launch site built
- **2018** 1st flight to orbit
- Factory built to support 1 rocket per week production
- First NRO launch
- U.S. launch site built
- Successful reuse mission
- 4th most frequent launcher in the world in '19 & '20
- **2020** Monthly launch cadence into 2021

SPACE SYSTEMS 1 YEAR

- **2019** Photon program announced
- Acquired Sinclair Interplanetary
- Awarded NASA CAPSTONE mission to the Moon
- Awarded NASA propellant depot mission in LEO
- Developed multiple Rocket Lab satellite components
- KSAT partnership
- First Photon launched
- **2020** Awarded missions to Moon and Mars. Private mission to Venus scheduled

SPACE APPLICATIONS 0.5 YEARS

- **2020** First Rocket Lab satellite on orbit
- *Positioned to provide space data to the market*


ELECTRON LIFT-OFF
MAHIA, NEW ZEALAND


FIRST NASA MISSION
2018


PHOTON FIRST LIGHT
NOVEMBER 2020

14 Rocket Lab USA Section 1

SECTION 02 LAUNCH 15 Rocket Lab USA Section 2SECTION 02 LAUNCH 15 Rocket Lab USA Section 2

DEDICATED SMALL LAUNCH IS CRITICAL

NOT ALL SPACE ACCESS IS THE SAME

Rocket Lab delivers the first dedicated ride to orbit for small satellites, providing customers control over launch schedule and enabling tailored orbits that cannot be matched by large rocket rideshare

- Small satellites face costly delays when flying rideshare on large rockets due to low launch frequency
- More than 50% of small satellites launched in the past 5 years were delayed from 4 months to 2 years
- Large rockets do not provide adequate control for many small satellite orbital destinations





LAUNCH ON DEMAND

Strategically critical for military space resilience and commercial constellation replenishment

FREQUENT LAUNCH

Potential for 132 launch slots every year (more than all U.S. launch sites combined)[1]

TAILORED ORBITS

Small satellite customers in control of exact orbits. Wide range of launch azimuths

SCHEDULE CONTROL

Ability to control launch time down to the second

16 Rocket Lab USA Section 2

1 Includes expected capacity when Pad B at Launch Complex-1 and Wallops Island launch complex are operational

MEET ELECTRON

SIGNIFICANT TECHNOLOGY MOATS

104
Satellites deployed to orbit to date

1ST
Carbon composite orbital launch vehicle in the world

132
Launch slots possible every year across 3 launch pads[1]

200
3D printed engines delivered to space

Powered by the world's first 3D printed and electric-pump-fed rocket engine technology, backed by a growing IP portfolio and patent filings

Unique Kick Stage standard on every mission to provide precise orbit insertion and on-orbit maneuvering

Designed for manufacturability and reliability

Tailored for satellites up to 300 kg (660 pounds) payload class


ELECTRON
LAUNCH COMPLEX 1


ELECTRON ON LAUNCH PAD
LAUNCH COMPLEX 1


ELECTRON
PRODUCTION COMPLEX


FAIRING
PAYLOAD PLATE
KICK STAGE
SECOND STAGE
RUTHERFORD VACUUM ENGINE
INTERSTAGE
FIRST STAGE
ELECTRON
POWER PACK
9X RUTHERFORD SEA LEVEL ENGINES

1 Includes expected capacity when Pad B at Launch Complex-1 and Wallops Island launch complex are operational

17 Rocket Lab USA Section 2

Kicking The Space Junk Habit Responsible orbital deployment with the Kick Stage After deploying customer satellites, the Kick Stage can lower its orbit and speed up its own deorbiting With more Rocket stage Enables: Standard satellites debris is a large on every › Plane changes and mega contributor to mission › Custom orbits constellations, orbital debris › In-space safe and transportation sustainable › Orbit raising management and lowering space must be priority 18 Rocket Lab USA Section 2Kicking The Space Junk Habit Responsible orbital deployment with the Kick Stage After deploying customer satellites, the Kick Stage can lower its orbit and speed up its own deorbiting With more Rocket stage Enables: Standard satellites debris is a large on every › Plane changes and mega contributor to mission › Custom orbits constellations, orbital debris › In-space safe and transportation sustainable › Orbit raising management and lowering space must be priority 18 Rocket Lab USA Section 2

α - X i r t S | e v i t c e p s n y S r o c k 2nd most frequently launched rocket in the U.S. 5 1 SPACEX 2 ROCKET LAB MAY JANUARY NOVEMBER DECEMBER MARCH MAY 2017 2018 2018 2018 2019 2019 4th most frequent launcher globally JUNE AUGUST OCTOBER DECEMBER JANUARY JUNE JULY 2019 2019 2019 2019 2020 2020 2020 1 CHINA 4 ROCKET LAB 2 RUSSIA 5 EUROPE 3 SPACEX 6 JAPAN 19 Rocket Lab USA Section 2 AUGUST OCTOBER NOVEMBER DECEMBER JANUARY MARCH MAY 2020 2020 2020 2020 2021 2021 2021 e t l a b s n i g e b t h g i n s ' l w o e h T α - X i r t S | e v i t c e p s n y S r o c k 2nd most frequently launched rocket in the U.S. 5 1 SPACEX 2 ROCKET LAB MAY JANUARY NOVEMBER DECEMBER MARCH MAY 2017 2018 2018 2018 2019 2019 4th most frequent launcher globally JUNE AUGUST OCTOBER DECEMBER JANUARY JUNE JULY 2019 2019 2019 2019 2020 2020 2020 1 CHINA 4 ROCKET LAB 2 RUSSIA 5 EUROPE 3 SPACEX 6 JAPAN 19 Rocket Lab USA Section 2 AUGUST OCTOBER NOVEMBER DECEMBER JANUARY MARCH MAY 2020 2020 2020 2020 2021 2021 2021 e t l a b s n i g e b t h g i n s ' l w o e h T

Our customers ~50% 20 missions, 104 satellites deployed C O M M E R C IAL for more than 20 organizations 2 Missions 1 Mission 1 Mission 2 Missions 1 Mission (upcoming) 1 Mission 3 Missions 1 Mission 4 Missions 2 Missions 3 Missions 1 Mission 1 Mission 1 Mission 1 Mission 2 Missions ~20% ~30% C I VI L NAT I O NAL S E C U R I T Y 2 Missions 1 Mission 2 Missions 2 Missions 20 Rocket Lab USA Section 2Our customers ~50% 20 missions, 104 satellites deployed C O M M E R C IAL for more than 20 organizations 2 Missions 1 Mission 1 Mission 2 Missions 1 Mission (upcoming) 1 Mission 3 Missions 1 Mission 4 Missions 2 Missions 3 Missions 1 Mission 1 Mission 1 Mission 1 Mission 2 Missions ~20% ~30% C I VI L NAT I O NAL S E C U R I T Y 2 Missions 1 Mission 2 Missions 2 Missions 20 Rocket Lab USA Section 2

UNRIVALED LAUNCH INFRASTRUCTURE

3 LAUNCH PADS ACROSS 2 COUNTRIES

LAUNCH COMPLEX 1
NEW ZEALAND

LAUNCH COMPLEX 2
VIRGINIA, U.S.

- Potential for 132 slots annually (more than all U.S. ranges combined)[1]
- Critical national infrastructure asset for U.S. government customers
- Dedicated integration and control facilities
- World's first private, FAA-licensed orbital launch site
- 24-hr rapid call-up launch for defense needs and constellation replenishment
- A bilateral treaty that allows U.S. launch vehicles to launch outside of the U.S.


LAUNCH COMPLEX 1
MAHIA, NEW ZEALAND


LAUNCH COMPLEX 2
VIRGINIA, U.S.

1 Includes Pad B at Launch Complex-1 that is under construction and Wallops Island that may be used upon certification of our flight termination system software by NASA

21 Rocket Lab USA Section 2

STRONG GROWTH STRATEGY

LAUNCH

Qualified to compete for USG multi year launch programs

- Department of Defense (DoD) ($968M* opportunity over 10 years)
- National Reconnaissance Office (NRO) ($700M* opportunity over 10 years)
- NASA ($300M* opportunity over 5 years)

Capabilities address Space Development Agency constellation launch requirements

Growth opportunities with existing and emerging customers

- Secure facility to be completed this year to support classified DoD and Intelligence Community business
- Opportunities in progress with other major USG customers Missile Defense Agency (MDA), United States Special Operations Command (USSOCOM), Army, Navy, National Oceanic and Atmospheric Administration (NOAA)
- Active engagements and partnerships with major aerospace and defense primes
- Capturing early launches for startup commercial satellite companies leading to long term recurring business


Synspective

FLIGHT 17, INTEGRATION
MAHIA, NEW ZEALAND, DEC 2020


ROCKET


LAB

*Source: Publicly available NASA, DoD and NASA RFPs

22 Rocket Lab USA Section 2

Pipeline – future launch opportunities Sum: $2.4B Prospecting 1.5B Qualica fi tion 624M 244M Proposal Negotiation Review 50M 23 Rocket Lab USA Section 2 FLIGHT 18 'ANOTHER ONE LEAVES THE CRUST' MAHIA, NEW ZEALAND LAUNCH COMPLEX 2 VIRGINIA, U.S.

REUSABILITY Boosting profitability Electron is the only reusable orbital-class small rocket One of only two Components Enables First re-flight companies to from first higher launch of a full booster successfully bring recovered frequency scheduled back an orbital- booster already without for 2022 class booster scheduled for expanding from space re-flight production 24 Rocket Lab USA Section 2 ELECTRON RECOVERY TESTING NOVEMBER 2020 MID-AIR CAPTURE MARCH 2020REUSABILITY Boosting profitability Electron is the only reusable orbital-class small rocket One of only two Components Enables First re-flight companies to from first higher launch of a full booster successfully bring recovered frequency scheduled back an orbital- booster already without for 2022 class booster scheduled for expanding from space re-flight production 24 Rocket Lab USA Section 2 ELECTRON RECOVERY TESTING NOVEMBER 2020 MID-AIR CAPTURE MARCH 2020

INVESTING IN OUR PEOPLE AND COMMUNITIES

- Creating career and education opportunities
- Supporting local causes
- Championing regional development

$80K
awarded in scholarships

100+
volunteer hours for community initiatives

$20K
annual sponsorships across community groups, schools, environmental programs

$200K
raised for Starship Children's Hospital

150+
school visits through our Space Ambassador Program

60+
internships completed

FORMAL
apprenticeship program



ROCKET LAB

LOCAL SCHOOL VISIT AT LAUNCH COMPLEX 1
MAHIA, NEW ZEALAND





25 Rocket Lab USA Section 1

SMALL LAUNCH WAS THE BEGINNING

THE MARKET NEEDS A CONSTELLATION LAUNCHER

83% of the small satellites launched by 2028 will be constellation missions[1]

There is currently no commercial medium lift class launch vehicle to meet this demand

Constellation satellites need to be launched in batches to different orbital planes. Large rockets don't solve this

An analysis of large constellations points to an 8-ton class rocket as the ideal lift capacity





Synspective

Example: Commercial Broadband Constellation[2]

1 **220 SATELLITES** need launch (700kg each) → 2 **20 DIFFERENT** orbital planes required → 3 **11 SATELLITES** per plane = 4 **7.7 TONS** per launch

26 Rocket Lab USA Section 2

1 Euroconsult

2 Space News

Next Step Rocket Lab solved small launch with Electron Neutron solves medium launch 27 Rocket Lab USA Section 2Next Step Rocket Lab solved small launch with Electron Neutron solves medium launch 27 Rocket Lab USA Section 2

NEXT STEP

NEUTRON

NEW ROCKET DEVELOPMENT
8-TON PAYLOAD CAPACITY

- Rocket Lab solved small launch with Electron
- Neutron solves medium launch

Tailored for commercial and DoD constellation launches

Anticipated highly disruptive lower costs by leveraging Electron's heritage, launch sites and architecture

Direct alternative to SpaceX Falcon 9

Capable of human space flight and crew resupply to the ISS

Reusable-ready platform after test program completion

~$200M development program. First launch 2024


98%
ELECTRON & NEUTRON CLASS
ROCKET LAB CAN LIFT 98% OF ALL SATELLITES FORECAST TO LAUNCH THROUGH 2029[1]
2%
OTHER CLASS
63M
40M
18M
ELECTRON
(SMALL LIFT)
NEUTRON
(MEDIUM LIFT)
SPACEX, FALCON 9
(LARGE LIFT)

1 Euroconsult, Northern Sky Research

28 Rocket Lab USA Section 2

COST-EFFECTIVE LAUNCH

FOR MEGA-CONSTELLATIONS AND HUMAN SPACEFLIGHT

Highly re-usable platform with low ongoing OPEX

Low-cost materials and manufacturing methods for expendable elements

Leveraging proven technology. Low risk development roadmap

NEUTRON

29 Rocket Lab USA Section 2

LEVERAGING EXISTING TECHNOLOGY AND EXPERIENCE

Agile systems engineering, safety and mission assurance approach for foresight on end-customer requirements from day 1

Hardware rich program – concurrent design, build and test

Test like you fly, fly like you test – barrage of testing early and often



FLIGHT 19 'THEY GO UP SO FAST'
MAHIA, NEW ZEALAND



ELECTRON RECOVERY ROCKET
APC, NEW ZEALAND

30 Rocket Lab USA Section 2

DEVELOPMENT PROGRESSING AT PACE

Several critical technologies and capability scale well with size of launch vehicle

- ✓ Avionics
- ✓ GNC
- ✓ Software
- ✓ Communications
- ✓ Command & Control
- ✓ Integrated Testing & Operations

Existing launch site suited to Neutron available

+ Test and launch infrastructure at Pad 0A, Virginia

New developments leverage rich flight proven heritage

+ Propulsion
+ Structures & Mechanisms
+ Fluid Systems
+ Certification & licensing

New entrants start all of the above from scratch



Program Development Breakdown
Large Infrastructure (Test & Launch)
Test & Launch Ops.
Telemetry, Command & Control
Certification & Licensing
Fluid Systems
Structures & Mechanisms
Avionics (HW, GNC, SW)
Propulsion
NEUTRON

31 Rocket Lab USA Section 2

Proven execution history at Wallops Demonstrated track record of securing funds and delivering on large infrastructure projects Launch pad constructed in less than 11 months Integration & control facillity designed and built in 8 months Rocket Lab is well integrated with State of Virginia, Virginia Space and NASA Wallops Flight Facility 32 Rocket Lab USA Section 2

US PRODUCTION, Assembly, Integration and Test FACILITY Aggressive and Expect to Facility competitive break ground expected site selection in Q4 2021 to be ready process nearing to support completion operations by Q4 2022 33 Rocket Lab USA Section 2US PRODUCTION, Assembly, Integration and Test FACILITY Aggressive and Expect to Facility competitive break ground expected site selection in Q4 2021 to be ready process nearing to support completion operations by Q4 2022 33 Rocket Lab USA Section 2

SIGNIFICANT NEUTRON REVEAL
COMING SOON

34 Rocket Lab USA Section 2

SECTION 03 SPACE SYsTEMS 35 Rocket Lab USA Section 3SECTION 03 SPACE SYsTEMS 35 Rocket Lab USA Section 3

Space Systems MANDATE Satellites 1 as a Service From LEO constellations to high-complexity deep space and interplanetary missions Satellite 2 COMPONENTS Anything that goes to space should have a Rocket Lab logo on it SPACE 3 APPLICATIONS Uniquely positioned to access expanding space applications TAM 36 Rocket Lab USA Section 3 PHOTON PATHFINDER 1 AUGUST 2020 PHOTON - CAPSTONE AUGUST 2020Space Systems MANDATE Satellites 1 as a Service From LEO constellations to high-complexity deep space and interplanetary missions Satellite 2 COMPONENTS Anything that goes to space should have a Rocket Lab logo on it SPACE 3 APPLICATIONS Uniquely positioned to access expanding space applications TAM 36 Rocket Lab USA Section 3 PHOTON PATHFINDER 1 AUGUST 2020 PHOTON - CAPSTONE AUGUST 2020

Satellite Components Mission-critical components for small and mega constellations Solar Panels Reaction Wheels Everything that goes to space should have a Rocket Lab logo on it Secures supply chain Strengthened by Disruptive high-volume of high performance the acquisition manufacturing of critical Torque Rods Satellite Radios components through of Sinclair Interplanetary satellite components at vertical integration in 2020 scale prices Awarded contract to Growing demand Modularity and scalability supply reaction wheels from mega of component products to mega constellation constellations supports configurability at the satellite level Satellite Batteries Star Trackers 37 Rocket Lab USA Section 3Satellite Components Mission-critical components for small and mega constellations Solar Panels Reaction Wheels Everything that goes to space should have a Rocket Lab logo on it Secures supply chain Strengthened by Disruptive high-volume of high performance the acquisition manufacturing of critical Torque Rods Satellite Radios components through of Sinclair Interplanetary satellite components at vertical integration in 2020 scale prices Awarded contract to Growing demand Modularity and scalability supply reaction wheels from mega of component products to mega constellation constellations supports configurability at the satellite level Satellite Batteries Star Trackers 37 Rocket Lab USA Section 3

PHOTON

LAUNCH, SATELLITE, GROUND SERVICES, AND ON-ORBIT MISSION OPERATIONS IN A TURN-KEY PACKAGE

- Configurable spacecraft for missions in LEO, MEO, GEO, lunar and planetary
- Vertically integrated with in-house subsystems/components based on constellation-scale assembly manufacturing capabilities
- Operates as Electron's Kick Stage during launch, eliminates the duplicative subsystems of deployed spacecraft and allows full use of the fairing for sensors and payload
- Can fly on Neutron or on other rockets in a constellation configuration or as a secondary payload
- Evolved from Electron's Kick Stage, building on significant flight history. Primary propulsion, reaction control system, flight computer, GPS receiver, sensors, communications, structures and mechanisms
- Adds high power generation, upgraded attitude determination and control, more radiation-tolerant avionics, and high-speed downlink
- Key subsystems like power, propulsion, thermal, and attitude control are scaled to meet individual mission requirements
- High heritage, precision attitude determination and control sensors and actuators from Sinclair Interplanetary



PHOTON PATHSTONE
FEBRUARY 2021



PHOTON FIRST LIGHT MISSION
AUGUST 2020



PHOTON ENCAPSULATION
ELECTRON FAIRING, MARCH 2021

38 Rocket Lab USA Section 3

SPACE SYSTEMS GROWTH STRATEGY

- Configurable, high performance space systems to discriminate against commodity satellites
  - Vertically integrated, end to end mission solutions including launch, ground, and operations
  - Technology advancement through rapid tech demo launches
- Mission services, satellite manufacturing, and component sales growth opportunities
  - Aggressive business development, rapid proposal/bid generation, and broad customer engagement
  - Strong pipeline of commercial, national security, and civil space opportunities
  - Study contracts driving targeted sales
  - Focus on large quantity constellation opportunities
  - Leverage launch relationships and secure facility plans to expand on existing business
  - Regularize hosted payload offering to monetize launch rideshare missions
- Continue vertical integration, grow the space components portfolio through new product launches, and scale component manufacturing
- Inorganic growth opportunities, like Sinclair Interplanetary, to further support vertical integration and enhance competitiveness





MISSION CONTROL
AUCKLAND, NEW ZEALAND



SOLAR PANELS IN PRODUCTION
DECEMBER 2020

39 Rocket Lab USA Section 3

PHOTON ‘FIRST LIGHT’ Successfully deployed to orbit in August 2020 Exploiting high launch rate to rapidly mature Photon capabilities with hosted payload missions Successfully Operating on orbit High flight rate is demonstrated as a testbed for supporting rapid tech solar arrays, power flight and ground demo of increased management, software validation, Photon capabilities thermal demonstrating lights and increasing management, and out operations demonstrated lifetime attitude control 40 Rocket Lab USA Section 3 PHOTON FIRST LIGHT MISSION AUGUST 2020

PHOTON 'PATHSTONE'

SUCCESSFULLY DEPLOYED TO ORBIT IN MARCH 2021

Pathstone mission is de-risking Rocket Lab's deep space mission approach for upcoming mission to the Moon for NASA

- Risk reduction mission for the NASA CAPSTONE lunar mission
- Demonstrated rapid integration of Photon core systems with existing Kick Stage production flow required for supporting hosted payload missions and other low-cost tech demonstrations
- Demonstrating upgraded avionics, radios, CAPSTONE concept of operations (flight dynamics system, ground systems, etc.)



PHOTON
F19, MARCH 2021



PATHSTONE
F19, MARCH 2021



41 Rocket Lab USA Section 3

UPCOMING MISSION: **LOXSAT-1**

PHOTON TO BE USED FOR AN IN-ORBIT PROPELLANT DEPOT MISSION FOR NASA

Demonstrates the value of integrated launch + satellite solutions to affordably meet challenging mission requirements

Rocket Lab Electron launch vehicle and Photon spacecraft selected by Eta Space to demonstrate advanced cryogenic fluid management (CFM) in orbit for NASA

Dedicated 9-month mission to test CFM technologies in orbit
- Active and passive thermal control
- Liquid acquisition
- Pressure control
- Transfer
- Quick Disconnects
- Slosh dynamics

125 kg payload integrated with Photon spacecraft launching in 2024 on Electron to a 500 km sunsynchronous orbit





Credit: Eta Space

42 Rocket Lab USA Section 3

NASA MISSION TO THE MOON

BRINGING INTERPLANETARY MISSIONS WITHIN REACH

Launching the first mission of the Artemis program on a lunar trajectory in 2021

- CAPSTONE mission mission is a rapid and low-cost small spacecraft pathfinder for NASA's Artemis program
- Electron launch + Photon spacecraft
- Launching in late 2021, Photon will deploy a NASA spacecraft to ballistic lunar trajectory
- High energy Photon, or 'Photon Lunar' stage, with Hyper Curie engine, large propellant tanks, and precision radiometric navigation, using a phasing orbit approach to performing the translunar injection



TENGTOO



HYPER CURIE ENGINE
HOT FIRE TEST



250 KM
60,000 KM
400,000 KM

PHOTON CAPSTONE
FLIGHT PATH

43 Rocket Lab USA Section 3

NASA MISSION TO MARS

FIRST NASA-FUNDED ROCKET LAB PLANETARY SCIENCE MISSION

Awarded contract to design twin Photons to orbit at Mars and study the atmosphere

Two Photon spacecraft in Mars orbit to understand the structure, composition, variability, and dynamics of Mars' unique hybrid magnetosphere

Launching as a rideshare mission for NASA Science Mission Directorate's SIMPLEx program in partnership with University of California, Berkeley





Credit: UB Berkeley

UC Berkeley ESCAPADE mission to Mars

44 Rocket Lab USA Section 3

Mission to Venus Decadal-class Science with Small Spacecraft and Dedicated Launch Rocket Lab is leading the first privately funded mission to Venus to explore habitability of the cloud layer Photon spacecraft Hyperbolic Collaborating with launched by trajectory with leading university Electron rocket high energy Photon scientists for operating as instrumentation the cruise and expanding stage and as a partnerships communications with NASA relay PRIVATELY-FUNDED MISSION TO VENUS 45 Rocket Lab USA Section 3Mission to Venus Decadal-class Science with Small Spacecraft and Dedicated Launch Rocket Lab is leading the first privately funded mission to Venus to explore habitability of the cloud layer Photon spacecraft Hyperbolic Collaborating with launched by trajectory with leading university Electron rocket high energy Photon scientists for operating as instrumentation the cruise and expanding stage and as a partnerships communications with NASA relay PRIVATELY-FUNDED MISSION TO VENUS 45 Rocket Lab USA Section 3

NEW MISSION: METHANESAT

MONITORING METHANE EMISSIONS FROM SPACE, MISSION OPERATIONS BY ROCKET LAB

Rocket Lab is providing payload operations, satellite operations management, tracking and collision avoidance services, orbit determination, flight dynamics, and ground station operations management.

- Mission funded by the Environmental Defense Fund, Spacecraft by BCT, instrument/flight system by Ball Aerospace, science and target planning at Harvard/Smithsonian
- Responsive daily planning/tasking based on weather, coverage, changes in anthropogenic methane emission, and other external data sources; automated collection planning and optimization
- Cloud-based mission operations control, allowing operations from anywhere on the globe; automated low-thrust maneuver planning and deconfliction with collection planning



MethaneSAT™



46 Rocket Lab USA Section 3

UNIQUELY POSITIONED TO CREATE A NEW MULTI-BILLION-DOLLAR BUSINESS VERTICAL

Rocket Lab is in a unique position to complete the final move up the value chain to provide data and services to the market by leveraging Electron, Neutron, and Photon, further unlocking the ~$1.4T TAM[1] by 2030

Rocket Lab's in-house launch and space systems capabilities provide significant competitive advantages in the space applications market

1 Wall Street Research

47 Rocket Lab USA Section 3

SECTION 04 Vertical integration From raw material to orbit Vertical integration 48 Rocket Lab USA Section 4 vertically integrated space company From raw material to orbit 1 2 1 2 5 6 Rocket Lab HQ Si nclair Auckland Mission Control Space Systems Interplanetary Production New Zealand Mission Control U.S. by Rocket Lab Complex 3 4 5 6 3 4 7 8 Global Tracking La unch Pr opulsion Test La unch Systems Complex 2 Complex Complex 1 49 Rocket Lab USA Section 4 7 8vertically integrated space company From raw material to orbit 1 2 1 2 5 6 Rocket Lab HQ Si nclair Auckland Mission Control Space Systems Interplanetary Production New Zealand Mission Control U.S. by Rocket Lab Complex 3 4 5 6 3 4 7 8 Global Tracking La unch Pr opulsion Test La unch Systems Complex 2 Complex Complex 1 49 Rocket Lab USA Section 4 7 8

AUCKLAND PRODUCTION COMPLEX (APC) 6.6 ACRES Greenfield Site Mission Operations Team, Warehousing Neutron and Engineering Development Composites, Avionics, Electron Assembly, R&D, Design, Engineering, Test, Mission Engineering Control, and Admin Development, Spacecraft Machine Shop 50 Rocket Lab USA Section 4AUCKLAND PRODUCTION COMPLEX (APC) 6.6 ACRES Greenfield Site Mission Operations Team, Warehousing Neutron and Engineering Development Composites, Avionics, Electron Assembly, R&D, Design, Engineering, Test, Mission Engineering Control, and Admin Development, Spacecraft Machine Shop 50 Rocket Lab USA Section 4

Rocket Lab Headquarters 2.1 acres Avionics Production Engine Production Mission Management Business Development Mission Control Space Systems Development 51 Rocket Lab USA Section 4Rocket Lab Headquarters 2.1 acres Avionics Production Engine Production Mission Management Business Development Mission Control Space Systems Development 51 Rocket Lab USA Section 4

PROPULSION TEST COMPLEXES PROPULSION TEST COMPLEX 1 NEW ZEALAND 250 acres of licensed land dedicated to test activity 12 acres of test stands and ancillary support buildings Dedicated test stands for cryogenic oxygen component testing: – T win Rutherford engine test bays for higher volume engine testing – Altitude test facility for in space propulsion – Multiple contr ol rooms and clearance between test stands allows for simultaneous testing 52 Rocket Lab USA Section 4

STATE OF THE ART MANUFACTURING

Production facilities capable of producing a rocket every week

- R&D and manufacturing facilities across the U.S., NZ and Canada
- Extensive automation incl. 3D printing and custom robotic processing. Largest robotic machining center in the Southern Hemisphere
- All production scaling investments and infrastructure complete
- ~90% vertically integrated. Engines, vehicle structures, avionics, guidance sets and flight termination hardware produced in-house


PRODUCTION COMPLEX
AUCKLAND, NEW ZEALAND
PRODUCTION HQ
LONG BEACH, U.S.
QUALITY
PRODUCTION HQ
LONG BEACH, U.S.
PRODUCTION COMPLEX
AUCKLAND, NEW ZEALAND

53 Rocket Lab USA Section 4

FACTORY OF THE FUTURE

- In-house developed manufacturing software to control shop floor interface for technicians
- Wireless tablets and touch screen PC
- Visual step-by-step instructions
- Digital signature signoff and peer review authentication
- Accurately logs all technician time for capacity utilization metrics
- Streamlined, real-time communication between teams
- Labor reduction of 38% per vehicle between start of 2018 and now due to streamlined processes



LAUNCH TEAM
LAUNCH TEAM





DVF 5000

NEW MACHINE SHOP
APC, NEW ZEALAND, JULY 2021

54 Rocket Lab USA Section 4

HIGH VOLUME SPACECRAFT COMPONENT MANUFACTURE

BRINGING VALUE TO ACQUISITIONS

Semi automated assembly line in development to enable high rate manufacture of reaction wheels for large constellation customer

Leveraging Sinclair Interplanetary heritage and Rocket Lab's existing experience with high rate manufacture of aerospace components

Capital investment into automated manufacturing capability:

- Automated CNC machines
- Automated rotor balancer
- Automated environmental and functional test workstations
- Automated rotor winder
- Injection moulds
- New high volume clean line and clean assembly workstations
- Customer delivery for first articles off the assembly line is scheduled for December 2021


RACTION WHEELS
TORONTO, JULY 2021


NEW MACHINE SHOP
APC, NEW ZEALAND, JULY 2021

55 Rocket Lab USA Section 4

Production Growth ELECTRON SHIPMENTS 30 25 20 15 10 5 0 2017 2021 56 Rocket Lab USA Section 4 CUMULATIVE LAUNCH VEHICLE PRODUCTION ELECTRON ROCKETS ASSEMBLE APC, NEW ZEALAND, JULY 2021Production Growth ELECTRON SHIPMENTS 30 25 20 15 10 5 0 2017 2021 56 Rocket Lab USA Section 4 CUMULATIVE LAUNCH VEHICLE PRODUCTION ELECTRON ROCKETS ASSEMBLE APC, NEW ZEALAND, JULY 2021

07 01 Component Flight Inspection 06 02 Hardware in Component The Loo0p Acceptance MISSION ASSURANCE CYCLE 05 03 Engine Test Stack Testing 04 Integrated System Testing 57 Rocket Lab USA Section 407 01 Component Flight Inspection 06 02 Hardware in Component The Loo0p Acceptance MISSION ASSURANCE CYCLE 05 03 Engine Test Stack Testing 04 Integrated System Testing 57 Rocket Lab USA Section 4

ENGINEERING IS AT OUR CORE

Across three countries...

270+ Engineers

210+ Manufacturing technicians

- Space Avionics Engineering
- Space Software Engineering
- Space Operations
- Mechanical Engineering
- Systems Engineering
- Mechanical Design
- Vehicle Development
- Analysis
- Engineering Change
- Flight Software

- Operational Data
- Operations Software
- Integrated Electrical Systems
- Hardware In The Loop Testing (HITL)
- Guidance, Navigation & Control
- Propulsion Development & Test
- Component Design & Manufacture

- Manufacturing engineering
- Fabrication and Machining
- Final Integration
- Business Automation
- Business Intelligence
- Planning
- Buying
- Quality Engineering
- Quality Control Inspection
- Enterprise Resource Planning






LAUNCH TEAM


58 Rocket Lab USA Section 4

SUPPLY CHAIN › V ertical integration reduces reliance on external suppliers › Pr otected from shortages through diversity of vendors and maintaining safety stock levels COVID has not had a profound impact on our supply base › NZ opera tion continue without disruption. No stay-at-home orders in place › US suppliers deemed essential due t o aerospace and defense work and have continued operating through stay-at-home orders 59 Rocket Lab USA Section 4 AUCKLAND PRODUCTION COMPLEX JULY 2020 REACTION WHEEL PRODUCTION TORONTO OFFICE, CANADA

SECTION 05 Financial 60 Rocket Lab USA Section 5SECTION 05 Financial 60 Rocket Lab USA Section 5

SERVICE AVAILABLE MARKET Growth Drivers Launch Space Systems $18.0 Building momentum across $16.0 multiple growth vectors $14.0 $12.0 $10.0 $8.0 1. Electron leadership and heritage $6.0 – Capitalizing leadership position in gr owing market for dedicated $4.0 small satellite launch $2.0 – Enabling end-t o-end space solutions and path finding for large $0.0 constellation opportunities 2021 2022 2023 2024 2025 2026 2027 Source: Northern Sky Research. Global Satellite Manufacturing and Launch Markets, 10th Edition and Management Judgment 2. Neutron launch SAM expansion – Cons tellation builder increases addressable launch services market by 3X to >$4B LAUNCH VEHICLE MIX – Leveraging technology and production heritage of Electron. # of Electron Launches # of Neutron Launches First launch in 2024 3. Space Sy stems enabling end-to-end customer solutions – Lar gest addressable market at >$6B, expanding to more than $10B as we broaden spacecraft and spacecraft component and solutions portfolio, Neutron enabling expansion into larger payload-classes – Increasing mission heritage enables access to higher value missions and larger constellation build opportunities 2019 2020 2021 2022 2023 2024 2025 2026 2027 61 Rocket Lab USA Section 5 BILLIONSSERVICE AVAILABLE MARKET Growth Drivers Launch Space Systems $18.0 Building momentum across $16.0 multiple growth vectors $14.0 $12.0 $10.0 $8.0 1. Electron leadership and heritage $6.0 – Capitalizing leadership position in gr owing market for dedicated $4.0 small satellite launch $2.0 – Enabling end-t o-end space solutions and path finding for large $0.0 constellation opportunities 2021 2022 2023 2024 2025 2026 2027 Source: Northern Sky Research. Global Satellite Manufacturing and Launch Markets, 10th Edition and Management Judgment 2. Neutron launch SAM expansion – Cons tellation builder increases addressable launch services market by 3X to >$4B LAUNCH VEHICLE MIX – Leveraging technology and production heritage of Electron. # of Electron Launches # of Neutron Launches First launch in 2024 3. Space Sy stems enabling end-to-end customer solutions – Lar gest addressable market at >$6B, expanding to more than $10B as we broaden spacecraft and spacecraft component and solutions portfolio, Neutron enabling expansion into larger payload-classes – Increasing mission heritage enables access to higher value missions and larger constellation build opportunities 2019 2020 2021 2022 2023 2024 2025 2026 2027 61 Rocket Lab USA Section 5 BILLIONS

CREATING PROFITABILITY AND OPERATING LEVERAGE

DRIVING RUTHLESS EFFICIENCY INTO EVERYTHING WE DO

VEHICLE COST COMPONENTS



Bill of Materials & Launch Related Expenses
Direct Labour & Overhead
CURRENT
FUTURE

VEHICLE COST PER LAUNCH TREND

(THOUSANDS)



$8,246
$6,557
$5,491
2019
2020
Q1 2021*

8% annualized Bill of Materials (BOM) and Launch Ops Cost Reductions through 2027 yields $0.8M in savings per vehicle

→ Volume purchase commitments, further insourcing, quality and yield improvements...Stage 1 reusabilty

Constraining growth in absolute dollar spend on Direct Labor and Production Overheads to half of the rate of build growth rate through 2027 yields savings of $1.6M per vehicle

→ Existing facilities footprint support 4x increase in Electron production, automation, quality and yield improvements... Stage 1 reusability

62 Rocket Lab USA Section 5

Note *: Q1' 2021 vehicle cost represents vehicles launched in the quarter, and excludes the impact in the quarter of a vehicle expensed to a future mission

KEYS TO CREATING OPERATING LEVERAGE

ESTABLISHING A NEW BUSINESS MODEL IN NEW SPACE

Cost of Revenue: increases in launch vehicle build rate enable greater overhead absorption and direct labor efficiencies, along with BOM reductions, enable long-term target model of 45% of revenue

Research and Development: disciplined and targeted R&D investment on TAM expanding projects across Neutron and Space Systems, with long-term target model of 15% to 20% of revenue

Sales, General and Administrative: leverage legacy investment and standing business infrastructure as we scale, with long-term target of 10% to 12% of revenue


PATH TO TARGET MODEL
SG&A
R&D
COGS
39%
26%
102%
68%
54%
134%
37%
39%
92%
10%
15%
45%
2019 (A)
2020 (A)
Q1' 2021 (A)
TARGET

63 Rocket Lab USA Section 5